

April 22, 2015

Dwight M. Barns
Chief Executive Officer
Nielsen Holdings Limited
AC Nielsen House
London Road
Oxford
Oxfordshire OX3 9RX
United Kingdom

Re: **Nielsen Holdings Limited**
Amendment No. 1 to Registration Statement on Form S-4
Filed April 1, 2015
File No. 333-202313
Nielsen N.V.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-35042

Dear Mr. Barns:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

In relation to the comment regarding your registration statement on Form S-4, please also respond to this letter by amending your registration statement and providing the requested information. In relation to the comments regarding your most recent annual report on Form 10-K and certain other Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and/or Exchange Act filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Dividends and distributions, page 47

1.   In order to better understand the historical and expected comparative magnitude of distributable reserves to dividends please tell us the amount of your distributable reserves for each of the reported periods along with the amounts of dividends and related restrictions for those periods.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 17. Segments, page 102

2.   We note that the margin analysis provided in your response only presents gross margins as of the current period. In order to understand better how 2014 gross margins were not significantly different from longer term historical averages please provide historical margins trends for each of the regions noted in your analysis for periods reported in your filing. In addition, provide us with forecasted gross margins in future periods, beyond your European operations.

3.   Please tell us further how you determined that the economic environments within each of the regions noted in your response are similar to one another and the United States. In particular, it appears that you assess the economic characteristics of each region largely based on gross margins; however, as noted in ASC 280-10-55-7(c), such measure is used as an example because gross margin is a measure of profitability that is less likely to be affected by allocations. As gross margin is one of the many indicators used to determine whether or not each reporting unit has similar long term financial indicators, tell us what consideration you gave to other long term indicators, such as sales trends within each of these regions when determining that aggregation is appropriate.

4.   You indicate that the Buy reportable segment consists of your Traditional Buy Business and Nielsen Entertainment reporting units. In addition, the Watch reportable segment consist of Media and Audio reporting units. In this regard, tell us how you determined that these reporting units should be aggregated into each of your reportable segments based on criteria set forth in ASC 280-10-50-11.

Note 19. Guarantor Financial Information, page 109

5.   We are considering your response to prior comment 14 and may have further comments.

        You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Craig Wilson, Sr. Assistant Chief Accountant, at 202-551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456,

with any other questions. If you require further assistance, please contact Barbara C. Jacobs,
Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Joseph H. Kaufman, Esq.
         Simpson Thacher & Bartlett LLP